Exhibit 12.1

SILVER SPRING NETWORKS, INC.

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013(1)	2012	2011
		(in thousands)
Ratio of earnings to combined fixed charges and preference dividends, if applicable	7.0	46.7	— (2)	— (2)	— (2)	— (2)
Deficiency of earnings to combined fixed charges and preference dividends, if applicable	N/A	N/A	$(85,839)	$(63,744)	$(83,688)	$(90,466)

Earnings:
Income (loss) before income taxes	$8,600	$83,057	$(87,748)	$(66,583)	$(89,327)	$(91,996)
Fixed charges	1,431	1,816	1,909	2,839	5,639	1,530
Adjusted Earnings (deficiency of earnings)	$10,031	$84,873	$(85,839)	$(63,744)	$(83,688)	$(90,466)

Fixed Charges:
Interest expense (3)	7	52	132	1,199	4,296	343
Estimated interest component of rental expense (4)	1,424	1,764	1,777	1,640	1,343	1,187
Total Fixed Charges	$1,431	$1,816	$1,909	$2,839	$5,639	$1,530

Combined fixed charges and preference dividends:
Interest expense (3)	7	52	132	1,199	4,296	343
Deemed dividend (1)	—	—	—	105,000	—	—
Estimated interest component of rental expense (4)	1,424	1,764	1,777	1,640	1,343	1,187
Total combined fixed charges and preference dividends	$1,431	$1,816	$1,909	$107,839	$5,639	$1,530

(1)	We recognized a deemed dividend to convertible preferred stockholders of $105.0 million in 2013, which was the only year such a dividend was incurred. For 2013, deficiency of earnings consists of loss before income taxes and fixed charges, excluding preference dividend of $105.0 million.
(2)	Earnings were insufficient to cover fixed charges by approximately $87.7 million, $66.6 million, $89.3 million, and $92.0 million for the years ended December 31, 2014, 2013, 2012, and 2011, respectively; accordingly, no ratio is presented for such periods.
(3)	Interest expense represents interest charges from promissory notes and capital leases.
(4)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest (one-third of rent expense).